Cue Energy Resources Limited
A.B.N. 45 066 383 971



Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au



07021208

8 February 2007

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC   20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

SUPPL

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Appendix 3Y

Change of Director's Interest Notice

Rule 3.19A.2

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Tweedie
Date of last notice	27 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest **(including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest.	BB Nominees Pty Ltd
Date of change	6 February 2007
No. of securities held prior to change	**Beneficial:** 1,972,036 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 91,668 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 135,919,429 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 21,600,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	99,453
Number disposed	NIL

+ See chapter 19 for defined terms.

Change of Director's Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	99,453 @ AUD0.125 cents each
No. of securities held after change	**Beneficial:** 1,972,036 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 191,121 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 135,919,429 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 21,600,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

I confirm the above to be correct.

....
Richard Tweedie

Dated 7 February 2007

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kenneth Hoolihan
Date of last notice	27 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest **(including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	6 February 2007
No. of securities held prior to change	**Beneficial:** 91,668 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 1,447,582 Ordinary fully paid shares - Beneficial in the name of K Hoolihan **Non Beneficial:** 135,919,429 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 21,600,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares.
Number acquired	49,726
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	49,726 @ AUD0.125 cents each
No. of securities held after change .	**Beneficial:** 141,394 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 1,447,582 Ordinary fully paid shares - Beneficial in the name of K Hoolihan **Non Beneficial:** 135,919,429 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 21,600,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade pursuant to Directors Share Savings Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

I confirm the above to be correct.

....
Kenneth Hoolihan

Dated 7 February 2007

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Leon Musca
Date of last notice	27 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	BB Nominees Pty Ltd
Date of change	6 February 2007
No. of securities held prior to change	**Beneficial:** 982,820 Ordinary fully paid shares - Beneficial in the name of Leon Musca 405,525 Ordinary fully paid shares - Beneficial in the name of Leon Nominees 10,737,130 Ordinary fully paid shares - Beneficial in the name of Portfolio Securities Pty Ltd 91,668 Ordinary fully paid shares - Beneficial in the name of BB Nominees Pty Ltd
Class	Ordinary fully paid shares.
Number acquired	49,726
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	49,726 @ AUD0.125

+ See chapter 19 for defined terms.

No. of securities held after change	Beneficial:
.	982,820 Ordinary fully paid shares - Beneficial in the name of Leon Musca
	405,525 Ordinary fully paid shares - Beneficial in the name of Leon Nominees
	10,737,130 Ordinary fully paid shares - Beneficial in the name of Portfolio Securities Pty Ltd
	141,394 Ordinary fully paid shares - Beneficial
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade pursuant to Directors Share Savings Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

I confirm the above to be correct.

....
Leon Musca
Dated 7 February 2007

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest Geoffrey Albers
Date of last notice	27 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest **(including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest.	BB Nominees Pty Ltd
Date of change	6 February 2007
No. of securities held prior to change	6,383,020 Ordinary fully paid shares -- Beneficial in the name of Ernest Geoffrey Albers 357,143 Ordinary fully paid shares – Beneficial in the name of Sacrosanct Pty Ltd 91,668 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non-Beneficial:** 36,380,140 Ordinary fully paid shares – Non Beneficial in the name of Octanex NL 264,583 Ordinary fully paid shares – Non Beneficial in the name of Bass Strait Group Pty Ltd (BSG)
Class	Ordinary fully paid shares.
Number acquired	49,726
Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	49,726 @ AUD0.125 cents each
No. of securities held after change .	**Beneficial:** 6,383,020 Ordinary fully paid shares – Beneficial in the name of Ernest Geoffrey Albers 357,143 Ordinary fully paid shares – Beneficial in the name of Sacrosanct Pty Ltd 141,394 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non-Beneficial:** 36,380,140 Ordinary fully paid shares – Non Beneficial in the name of Octanex NL 264,583 Ordinary fully paid shares – Non Beneficial in the name of Bass Strait Group Pty Ltd (BSG)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade pursuant to Directors Share Savings Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

I confirm the above to be correct.

....
Ernest Geoffrey Albers

Dated 7 February 2007